SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Quarterly Information

GOL Linhas Aéreas Inteligentes S.A.

June 30, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

QUARTERLY INFORMATION

June 30, 2007

Index

Special Review Report	3

Quarterly Information - ITR

SPECIAL REVIEW REPORT

The Management and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

1.
We have performed a special review of the quarterly financial information (ITR) of Gol Linhas Aéreas Inteligentes S.A. (the Company) and subsidiaries for the quarters ended June 30, 2007 and 2006, including the balance sheets of the Company and consolidated, the related statements of income, the report on performance and significant information, prepared in accordance with the accounting practices adopted in Brazil.

2.
We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the Company’s accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.
Based on our special review, we are not aware of any material modifications that should be made to the quarterly financial information (ITR) referred to above for it to be in conformity with the accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information.

4.
Our reviews were conducted with the objective of issuing a report on the special review of the quarterly financial information (ITR) referred to above. The statements of cash flows and added value for the quarters ended June 30, 2007 and 2006, prepared in accordance with the accounting practices adopted in Brazil, presented to provide additional information about the Company and its subsidiaries, are not required components of the quarterly financial information. The statements of cash flows and added value were submitted to the review procedures described in paragraph two above and, in our opinion, are fairly presented, in all material respects, in relation to the overall quarterly financial information.

5.
The accounting practices adopted in Brazil differ, in certain significant aspects, from generally accepted accounting principles in the USA. Information related to the nature and the effect of these differences is presented in Note 2 to the quarterly financial information (ITR).

São Paulo, August 6, 2007.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
Accountant CRC-1SP119891/O-0

GOL LINHAS AÉREAS INTELIGENTES S.A.

BALANCE SHEETS (NOT AUDITED)
June 30, 2007 and March 31, 2007
(In thousands of reais)

		Parent Company		Consolidated

	Note	06.30.2007	03.31.2007	06.30.2007	03.31.2007

ASSETS
Current assets
Cash and cash equivalents	3	131,230	166,561	844,967	982,540
Short-term investments	3	177,090	346,051	914,176	979,777
Accounts receivable	4	-	-	763,027	645,417
Deferred taxes and carryforwards	5	45,563	25,429	67,190	70,776
Inventories	6	-	-	145,930	123,262
Prepaid expenses		245	244	92,087	71,377
Dividends receivable		112,559	149,300	-	-
Credits with leasing companies		128,031	170,838	143,698	187,494
Other credits		-	-	32,728	10,066

Total current assets		594,718	858,423	3,003,803	3,070,709

Non-current assets
Long-term assets
Deposits for aircraft leasing
contracts		-	-	93,249	33,963
Deferred taxes and carryforwards	5	-	-	284,551	21,723
Credits with leasing companies		81,755	45,277	81,755	45,277
Credits with related companies		40,692	-	-	-
Judicial deposits and others		439	382	39,395	37,379

Total long-term assets		122,886	45,659	498,950	138,342

Permanent assets
Investments	7	1,968,788	1,314,975	789,976	2,228
Property, plant and equipment (include
advances for aircraft acquisition of
R$ 478,864 on June 30, 2007 and
R$ 554,817 on March 31, 2006)	8	-	-	926,704	944,439
Deferred		274	274	33,914	18,865

Total permanent assets		1,969,062	1,315,249	1,750,594	965,532

Total non-current assets		2,091,948	1,360,908	2,249,544	1,103,874

Total assets		2,686,666	2,219,331	5,253,347	4,174,583

GOL LINHAS AÉREAS INTELIGENTES S.A.

BALANCE SHEETS (UNAUDITED)
June 30, 2007 and March 31, 2007
(In thousands of reais)

		Parent Company		Consolidated

	Note	06.30.2007	03.31.2007	06.30.2007	03.31.2007

LIABILITIES
Current
Suppliers		101	-	216,192	106,082
Short-term borrowings	9	-	-	427,794	203,522
Payroll and related charges		-	-	107,600	81,589
Tax obligations		29,317	12,792	64,217	60,403
Landing fees and duties		-	-	64,659	45,851
Air traffic liability		-	-	368,837	243,884
Dividends and interest on
shareholder’s equity	12b	76,568	72,537	76,568	72,537
Employee profit sharing		-	-	-	22,867
Smiles mileage program		-	-	63,436	-
Other liabilities		29,594	39,664	42,696	53,288

Total current liabilities		135,580	124,993	1,431,999	890,023

Non-current
Long-term borrowings	9	-	-	1,182,403	1,158,080
Provision for contingencies	10	-	-	35,813	31,846
Other liabilities		-	-	52,046	296

Total non-current liabilities		-	-	1,270,262	1,190,222

Shareholders’ equity
Capital stock	12a	1,363,729	993,869	1,363,729	993,869
Capital reserves		89,556	89,556	89,556	89,556
Profit reserves		1,087,986	1,006,933	1,087,986	1,006,933
Total comprehensive income,
net of taxes		9,815	3,980	9,815	3,980

Total shareholders’ equity		2,551,086	2,094,338	2,551,086	2,094,338

Total liabilities and shareholder’s equity		2,686,666	2,219,331	5,253,347	4,174,583

See accompanying notes to the financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF INCOME (UNAUDITED)
Periods from April 01 to June 30, 2007 and 2006 and
from January 01 to June 30, 2007 and 2006
(In thousands of reais, except per share profit)

			Parent Company

		04.01.2007	04.01.2006	01.01.2007	01.01.2006
		to	to	to	to
	Note	06.30.2007	06.30.2006	06.30.2007	06.30.2006

Gross operating revenue
Passenger		-	-	-	-
Cargo		-	-	-	-
Others		-	-	-	-

		-	-	-	-
Income taxes and contributions		-	-	-	-

Net operating revenues		-	-	-	-

Cost of services rendered	13	-	-	-	-

Gross profit		-	-	-	-

Operating expenses (income)
Commercial expenses	13	-	-	-	-
Administrative expenses	13	(1,305)	(2,960)	(3,739)	(4,707)
Interest expenses	14	(53,686)	(38,288)	(106,650)	(75,422)
Interest income	14	39,534	12,947	78,693	22,915
Others revenue		3,353	-	3,353	-

		(12,104)	(28,301)	(28,343)	(57,214)

Results of equity interest
Equity accounting		140,993	89,653	217,675	234,141

Income (loss) before income tax and social
contribution		128,889	61,352	189,332	176,927

Income tax and social contribution	5	(6,607)	4,765	(9,080)	14,477

Income (loss) before reversal of interest on
shareholder´s equity		122,282	66,117	180,252	191,404

Reversal of interest on shareholder’s equity	12b	34,792	32,052	68,400	67,443

Net income		157,074	98,169	248,652	258,847

Number of outstanding shares on the
balance sheet date		202,294,509	196,206,466	202,294,509	196,206,466

Earnings per share (R$)		0.78	0.50	1.23	1.32

See accompanying notes to the financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF INCOME (UNAUDITED)
Periods from April 01 to June 30, 2007 and 2006 and
from January 01 to June 30, 2007 and 2006
(In thousands of reais, except per share profit)

		Consolidated

		04.01.2007	04.01.2006	01.01.2007	01.01.2006
		to	to	to	to
	Nota	06.30.2007	06.30.2006	06.30.2007	06.30.2006

Gross operating revenue
Passenger		1,082,199	818,168	2,094,320	1,680,559
Cargo		38,696	29,083	72,719	51,837
Others		70,516	30,364	104,888	42,068

		1,191,411	877,615	2,271,927	1,774,464
Income taxes and contributions		(40,445)	(33,587)	(79,689)	(67,420)

Net operating revenues		1,150,966	844,028	2,192,238	1,707,044

Cost of services rendered	13	(1,136,704)	(587,973)	(1,964,207)	(1,132,582)

Gross profit		14,262	256,055	228,031	574,462

Operating expenses (income)
Commercial expenses	13	(85,942)	(103,630)	(162,364)	(202,960)
Administrative expenses	13	(61,354)	(33,070)	(111,178)	(57,269)
Interest expenses	14	(111,292)	(77,917)	(214,352)	(131,320)
Interest income	14	122,698	74,457	226,658	117,264

		(135,890)	(140,160)	(261,236)	(274,285)

Income before income tax and social
contribution		(121,628)	115,895	(33,205)	300,177

Income tax and social contribution	5	243,910	(49,778)	213,457	(108,773)

Income before reversal of interest on
shareholder´s equity		122,282	66,117	180,252	191,404

Reversal of interest on shareholder’s equity	12b	34,792	32,052	68,400	67,443

Net income		157,074	98,169	248,652	258,847

Number of outstanding shares on the
balance sheet date		202,294,509	196,206,466	202,294,509	196,206,466

Earnings per share (R$)		0.78	0.50	1.23	1.32

See accompanying notes to the financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
June 30, 2007 and March 31, 2007
(In thousands of reais)

	Capital Stock	Capital reserves		Profit reserves

			Subsidiary’s			Accumulated
			special			other
	Sbuscribed	Tax	goodwill	Legal	Reinvestment	comprehensive	Retained
	capital	incentives	reserve	reserve	reserve	income	earnings	Total

Balances at December 31, 2007 (unaudited)	993,654	60,369	29,187	67,439	921,632	(4,322)	-	2,067,959

Realized capital increase	215	-	-	-	-	-	-	215
Total comprehensive income, net of taxes	-	-	-	-	-	8,302	-	8,302
Net income for the period	-	-	-	-	-	-	91,578	91,578
Proposed profit allocation:
Legal reserve constitution	-	-	-	4,579	-	-	(4,579)	-
Dividends and interest on own capital	-	-	-	-	-	-	(73,716)	(73,716)

Balances at March 31, 2007 (unaudited)	993,869	60,369	29,187	72,018	921,632	3,980	13,283	2,094,338

Realized capital increase	369,860	-	-	-	-	-	-	369,860
Total comprehensive income, net of taxes	-	-	-	-	-	5,835	-	5,835
Net income (loss) for the period	-	-	-	-	-	-	157,074	157,074
Proposed profit allocation:
Legal reserve constitution	-	-	-	7,854	-	-	(7,854)	-
Dividends and interest on shareholder’s equity	-	-	-	-	-	-	(76,021)	(76,021)

Balances at June 30, 2007 (unaudited)	1,363,729	60,369	29,187	79,872	921,632	9,815	86,482	2,551,086

See accompanying notes to the financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
(UNAUDITED)
Periods from April 01 to June 30, 2007 and 2006 and
from January 01 to June 30, 2007 and 2006
(In thousands of reais)

		Parent Company

		04.01.2007	04.01.2006	01.01.2007	01.01.2006
		to	to	to	to
	Note	06.30.2007	06.30.2006	06.30.2007	06.30.2006

FINANCIAL RESOURCES
Resources generated by operations
Net income for the period		157,074	98,169	248,652	258,847
From operations:
Items that not affection working capital:
Equity accounting	7	(140,993)	(89,653)	(217,675)	(234,141)
Total comprehensive income on invested
companies, net of taxes	7	(5,820)	-	(14,122)	-
Deferred taxes	5	-	(4,765)	-	(14,477)

		10,261	3,751	16,855	10,229
From shareholders:
Capital increase	12a	369,860	238	370,075	1,977

		369,860	238	370,075	1,977
From third-parties:
Decrease in non-current assets		-	16,991	6,945	16,937
Decrease in investments		-	30,228	11,386	2,952
Total comprehensive income, net of taxes		5,835	-	14,137	-

Total sources		385,956	51,208	419,398	32,095

USE OF RESOURCES
In operations:
Proposed dividends and interest on
shareholder’s equity	12b	76,021	32,052	149,737	75,522
Investments in subsidiaries	7	507,000	-	569,185	-
Total comprehensive income, net of taxes		-	2,914	-	656
Increase in others non-current assets		77,227	-	-	-

Total investments		660,248	34,966	718,922	76,178

Increase (decrease) in net working capital		(274,292)	16,242	(299,524)	(44,083)

Change in net working capital
Current assets:
At end of the period		594,718	511,192	594,718	511,192
At beginning of the period		858,423	591,453	883,113	608,447

		(263,705)	(80,261)	(288,395)	(97,255)
Current liabilities:
At end of the period		135,580	66,132	135,580	66,132
At beginning of the period		124,993	162,635	124,451	119,304

		10,587	(96,503)	11,129	(53,172)

Increase (decrease) in net working capital		(274,292)	16,242	(299,524)	(44,083)

See accompanying notes to the financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
(UNAUDITED)
Periods from April 01 to June 30, 2007 and 2006 and
from January 01 to June 30, 2007 and 2006
(In thousands of reais)

		Consolidated

		04.01.2007	04.01.2006	01.01.2007	01.01.2006
		to	to	to	to
	Note	06.30.2007	06.30.2006	06.30.2007	06.30.2006

FINANCIAL RESOURCES
Resources generated by (used on) operations
Net income for the period		157,074	98,169	248,652	258,847
From operations:
Items that not affection working capital:
Depreciation and amortization	13	22,604	15,282	42,197	27,677
Deferred taxes	5	(262,828)	(3,877)	(261,085)	(20,552)

		(83,150)	109,574	29,764	265,972
From shareholders:
Capital increase	12a	369,860	238	782,393	1,977

		516,138	238	516,353	1,977
From third-parties:
Effect of non-current items on VRG
patrimony, net		146,278	-	146,278	-
Increase in non-current liabilities		-	566,396	353,664	561,815
Total comprehensive income, net of taxes		5,835	-	14,137	-

Total sources		438,823	676,208	913,918	829,764

USE OF RESOURCES
In operations:
Proposed dividends and interest on
shareholder’s equity	12b	76,021	32,052	149,737	75,522
Investments in subsidiaries	7	787,786	-	787,786	-
Acquisition of property, plant and equipment,
including pre-delivery deposits		4,831	148,992	173,433	250,490
Total comprehensive income, net of taxes		-	2,914	-	656
Decrease in non-current liabilities		79,864	-	-	-
Increase in others non-current assets		99,166	12,902	224	16,697

Total investments		1,047,705	196,860	1,111,180	343,365

Increase (decrease) in net working capital		(608,882)	479,348	(197,262)	486,399

Change in net working capital
Current assets:
At end of the period		3,003,803	1,974,924	3,003,803	1,974,924
At beginning of the period		3,070,709	1,609,662	2,724,581	1,546,707

		(66,906)	365,262	279,222	428,217
Current liabilities:
At end of the period		1,431,999	595,344	1,431,999	595,344
At beginning of the period		890,023	709,430	955,515	653,526

		541,976	(114,086)	476,484	(58,182)

Increase (decrease) in net working capital		(608,882)	479,348	(197,262)	486,399

See accompanying notes to the financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

1. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is the parent company of the low-cost low-fare airline Gol Transportes Aéreos S.A. (GOL) and VRG Linhas Aéreas S.A. (VRG). The Company’s strategy is to grow and increase results of its businesses, popularizing and stimulating demand for safe and high quality air transportation for business and leisure passengers, keeping its costs among the lowest in the industry worldwide.

On March 28, 2007, the Company announced the acquisition of 100% of VRG Linhas Aéreas S.A. (VRG). VRG operates domestic and international flights with its own brand (VARIG) offering differentiated services, incorporating the low-cost business model of GOL. On April 4, 2007, the acquisition was approved from the National Civil Aviation Agency (ANAC). The Company assumed the control of VRG operations on April 9, 2007. The acquisition of VRG is conditioned on approvals from the Brazilian Antitrust Agency (CADE).

GOL is a low-cost low-fare airline, which provides regular air transportation services among Brazilian cities and also for cities in Argentina, Bolivia, Paraguay, Uruguay, Chile and Peru. GOL’s fleet, simplified and with a single class of services, ranks among the sector’s newest and most modern, with low operating costs and high utilization and efficiency levels. At June 30, 2007 GOL operated a 69-aircraft fleet, comprised of 25 Boeing 737-800, 30 Boeing 737-700 and 14 Boeing 737-300. During the second quarter of 2007, the Company inaugurated two new destinations, increasing served destinations to 58 (50 in Brazil, 3 in Argentina, 1 in Bolivia, 1 in Paraguay , 1 in Uruguay, 1 in Chile and 1 in Peru).

VRG is a low-cost airline which provides differentiated regular air transportation services between the main economic centers of Brazil and high traffic markets in South America and Europe, with direct flights. VRG offers a mileage plan (Smiles) and operate in the domestic market operates with a single-class of service. On long-haul international routes, VRG offers two service classes, coach and business. At June 30, 2007 VRG operated a 19-aircraft fleet, comprised of 3 Boeing 767-300 and 16 Boeing 737-300. During the second quarter of 2007, the Company maintains flights to 15 destinations (11 in Brazil, 1 in Argentina, 1 in Colombia, 1 in Venezuela and 1 in Germany).

2. Basis of Preparation and Presentation of the Financial Statements

The Company has adopted the Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, starting to integrate indices of Shares with Differentiated Corporate Governance – IGC, Shares with Differentiated Tag Along – ITAG and Corporate Sustainability – ISE, created to differ companies committed to adopting differentiated corporate governance practices. The Company’s Quarterly Information comprise the additional requirements of BOVESPA Novo Mercado.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements – Continued

The consolidated Quarterly Information were prepared in accordance with the generally accepted accounting principles in Brazil and the provisions contained in the Brazilian Corporation Law, in the Chart of Accounts prepared by the Civil Aviation Department – DAC and the supplementary rules of the Brazilian Securities and Exchange Commission – CVM, consistently applied to the financial statements for the year ended December 31, 2006.

The consolidated financial statements as of June 30, 2007 are not comparable to the statements presented on March 31, 2007 and June, 2006, respectively, due to the acquisition of the owned company VRG consolidated beginning on April 9, 2007, according to the description in Note 7.

The quarterly information includes the accounts of Gol Linhas Aéreas Inteligentes S.A. and its subsidiaries Gol Transportes Aéreos S.A., VRG S.A., GTI S.A., GAC Inc. and Gol Finance.

The financial statements include the VRG results in the period from April 9 to June 30, 2007 (82 days). VRG started its operations at December 14, 2006 as a company with permission to perform air transportation services and due to its formation process and recently history, there is no information for previous periods pro-forma financial statements for comparability purpose.

The consolidation process of patrimonial and result accounts consolidation consists in summing horizontally the balances of the assets, liabilities, revenues and expenses accounts, according to their nature, added to the elimination of the parent company’s participation in the equity.

As a result of VRG acquisition, the Management started to adopt the following new standardized accounting practices:

a) Mileage program

VRG offers a mileage program denominated Smiles which consists on the conversion of miles accumulated by the passangers when flying VRG and services and products bought from non-airline partners into awards. The miles issued, accumulated and not redeemed are evaluated by the additional costs and are recognized through the constitution of a provision for incremental costs accounted for as counterpart of commercial expenses.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements – Continued

b)  Investments

The investments in subsidiaries are evaluated under the equity accounting method using the financial statements of the subsidiaries prepared at the same date based on accounting practices in accordance with the Company’s.

In the consolidated financial statements, the goodwill arising from the acquisition of investments, based upon the expectancy of future profitability will be amortized according to the profit accomplishment forecast, with a term of up to ten years at most. The analysis of the recovering of the goodwill occurs annually based on the updated results forecasts approved by the Board of Directors.

The accounting practices adopted in Brazil differ from the accounting principles generally accepted in the United States – USGAAP applicable to the air transport segment, mainly in respect with the allocation of maintenance expenses into the result, the accounting of Smiles mileage program, the accounting of VRG subsidiary acquisition and the measurement of goodwill on the transaction and respective deferred tax effects. At June 30, 2007, the consolidated net income for the period, in accordance with accounting practices adopted in Brazil (BRGAAP), was R$ 192,445 higher (R$ 25,004 lower on March 31, 2007) due to these differences and the respective tax effects in comparison with net income under USGAAP. At the same date, consolidated shareholder’s equity presented in the Company’s financial statements as per Brazilian Corporation Law was R$ 37,866 higher (R$ 165,014 lower on March 31, 2007) due to, mainly, the goodwill valued on VRG acquisition, the gains on sale and leaseb ack transactions, the accumulated difference on maintenance expenses allocation and respective tax effects, also as the result of the accrual in USGAAP financial statements of net proceeds received through issuing shares and accounting for stock options granted to executives and employees.

There are also differences in the classification of assets, liabilities, income items and cash flow statements. The Company discloses significant information on transactions in a consistent way in the financial statements in accordance with the Brazilian Corporation Law and the USGAAP.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements – Continued

The Quarterly Information includes in the appendix I, as supplementary information, the statement of cash flow – prepared by the indirect method, from accounting records, based on the guidelines of IBRACON – Brazilian Institute of Independent Auditors and in the appendix II the value added statements – prepared according to the Brazilian Accounting Rules, supplemented by orientation and recommendations of the Brazilian Securities and Exchange Commission – CVM. The Management considers this information material to the market.

3. Cash and Cash Equivalents and short-term investments

	Parent Company		Consolidated

	06.30.2007	03.31.2007	06.30.2007	03.31.2007

Cash and cash equivalents
Cash and banks	109	1,469	211,966	73,477
Financial investments	131,121	165,092	633,001	909,063

	131,230	166,561	844,967	982,540

Short-term investments
Government securities	138,270	154,782	141,806	230,264
Bank Deposits Certificates – CDB	38,820	191,269	39,676	206,065
Fixed income investments overseas	-	-	732,694	543,448

	177,090	346,051	914,176	979,777

Total of cash and short-term
investments	308,320	512,612	1,759,143	1,962,317

The Company and its wholly-owned subsidiary Gol Transportes Aéreos S.A. holds 100% of exclusive investment fund quotas, constituted as mutual fund with indefinite term and with tax neutrality, resulting in benefits to their quota holders. Investments in investment funds have a daily liquidity. The exclusive fund portfolio management is carried out by external managers who follow the investment policies established by the Company. Based on the financial statements of the exclusive funds, prepared according to the rules of the Central Bank of Brasil – BACEN, these investments are classified as securities for trading, appraised at market value, whose earnings are reflected in financial revenues.

Financial investments in CDB (Bank Deposit Certificate) have an average remuneration, net of taxes, of approximately 0.99% per month, based on the CDI (Interbank Deposit Certificate) variation, and may be redeemed at any time without loss of the recognized revenue.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

3. Cash and Cash Equivalents and short-term investments – Continued

Fixed income investments overseas, held by the subsidiaries GAC Inc. and VRG refer to securities issued by international banks (“time deposits” and swaps) that conjunctly bear interest of approximately 0.88% per month, government securities issued by the Austrian Government held by Gol Transportes Aéreos S.A. that earn interest, net of taxes, of 0.77% per month and government securities issued by the U.S. Government (T-Bills).

Investment funds take part in operations comprising financial derivative instruments that aim to manage the Company’s exposure to market risks and foreign exchange rates. The value of financial investments linked to guarantees of these instruments was R$ 18,174 as of June 30, 2007. Information concerning risk management policies and the positions of open derivative financial instruments are detailed in Note 17.

4. Accounts receivable

	Consolidated

	06.30.2007	03.31.2007

Credit Cards Administrators	557,009	502,393
Travel Agencies	129,750	86,997
Voe Facil program	60,005	60,378
Cargo Agencies	10,458	9,068
Other	21,572	64

	778,794	658,900
Allowance for doubtful accounts	(15,767)	(13,483)

	763,027	645,417

The variation in the allowance for doubtful accounts is as follows:

	Consolidated

	06.30.2007	03.31.2007

Balances in the beginning of the period	13,483	10,366
Additions	3,784	3,823
Recoveries	(1,500)	(706)

Final balances of the period	15,767	13,483

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

4. Accounts receivable – Continued

The ageing of the accounts receivable is as follows:

	Consolidated

	06.30.2007	03.31.2007

Not past-due	698,244	640,112
Past-due for less than 30 days	39,290	2,737
Past-due for 31 to 60 days	15,374	1,906
Past-due for 61 to 90 days	3,850	1,895
Past-due for 91 to 180 days	10,724	2,674
Past-due for 181 to 360 days	3,332	2,950
Past-due for more than 360 days	7,980	6,626

	778,794	658,900

5. Deferred Taxes and Carryforwards, Short and Long-Term and Income Tax and Social Contribution

	Parent Company		Consolidated

	06.30.2007	03.31.2007	06.30.2007	03.31.2007

Carryforwards
PIS and Cofins credits	26	26	1,665	1,105
Prepayment of IRPJ and CSSL	7,496	7,014	31,400	33,560
IRRF on financial investments	6,996	-	7,351	846
Government tax retentions	-	-	8,764	5,198
Tax reimbursement (IVA)	-	-	5,679	4,829
Other	3,437	2,633	6,494	3,644

	17,955	9,673	61,353	49,182

Deferred income tax and social
contribution tax
Accumulated tax losses and social
contribution negative basis	27,608	15,756	262,729	15,756
Tax credits arising from
incorporation	-	-	10,702	12,161
Temporary differences	-	-	16,957	15,400

	27,608	15,756	290,388	43,317

	45,563	25,429	351,741	92,499

Short-term	(45,563)	(25,429)	(67,190)	(70,776)

Long-term	-	-	284,551	21,723

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

5. Deferred Taxes and Carryforwards, Short and Long-Term and Income Tax and Social Contribution – Continued

Tax credits resulting from accumulated deficit, social contribution negative basis and temporary differences were recorded based on the expectation of the generation of future taxable income of the parent company and it subsidiaries, observing legal limitations. As further detailed, the forecast of the generation of future taxable income technically elaborated and supported by the Company and its subsidiaries business plans indicate the existence of taxable income in a amount sufficient to the realization of deferred tax credits.

The fiscal credits of the recently acquired subsidiary VRG were valued considering future earnings forecasts, elaborated under the responsibility of the new Management and based on independent specialist’s studies and financial, economic and business assumptions that consider the financial and operational turnarounds.

			Beyond
Forecasted realization	2008	2009	2010	Total

Parent Company	6,089	1,500	20,019	27,608
GOL	5,837	21,822	-	27,659
VRG	-	77,100	158,021	235,121

Consolidated	11,926	100,422	178,040	290,388

The reconciliation of income tax and social contribution expenses, calculated by applying combined statutory tax rates and the amounts presented in the result, is set forth below:

	Parent Company		Consolidated

Descrição	06.30.2007	03.31.2007	06.30.2007	03.31.2007

Income before income tax and social
contribution	189,332	176,927	(33,205)	300,177

Combined tax rate	34.0%	34.0%	34.0%	34.0%
Income tax and social contribution
based on the combined tax rate	64,373	60,155	(11,290)	102,060
Other permanent differences	(55,293)	(74,632)	(202,167)	6,713

Income tax and social contribution
(credited) debited to the result	9,080	(14,477)	(213,457)	108,773

Effective rate	4.8%	-	-	36.2%

Current income tax and social
contribution	-	-	22,811	129,325
Deferred income tax and social
contribution	9,080	(14,477)	(236,268)	(20,552)

	9,080	(14,477)	(213,457)	108,773

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

6. Inventories

	Consolidated

	06.30.2007	03.31.2007

Consumable material	5,581	4,913
Parts and maintenance material	86,669	65,523
Prepayment to suppliers	42,227	32,127
Importing in process	5,255	12,940
Other	6,198	7,759

	145,930	123,262

7. Investments in Subsidiaries

At March 28, 2007, the Company, through its wholly-owned subsidiary GTI S.A., acquired 100% of the shares of VRG Linhas Aéreas S.A. (VRG) by R$ 568,263, of which R$ 200,412 were paid in national currency and R$ 367,851 were paid through the issuance of the Company’s stocks. The Company assumed control of the operations of VRG on April 9, 2007. The net patrimony acquired, reflecting the adjustments made to equalize the accounting practices of the parent company amounted a shareholder’s deficit of R$ 412,318.

The goodwill of R$ 787,786 exclude capitalized credits resulting of the VRG acquisition, in the amount of R$ 192,795, and is based on the expectancy of future profits supported by technical studies of independent specialists taking into account economic and financial assumptions, which will be amortized in the proportion of the expected benefits.

As part of the acquisition, the subsidiary GTI S.A. assumed obligations relating to the edict of the public auction of the judicial alienation of the Varig Productive Unit (UPV) at July 20, 2006 by the 1st Business Court of the Capital of the State of Rio de Janeiro, that originated VRG.

On June 30, 2007, the Condensed Balance Sheet and the Condensed Statements of Income of the period from April 9, 2007 to June 30, 2007 of the controlled VRG Linhas Aéreas S.A. are presented below:

Condensed Balance Sheets

Current assets	871,296
Non-current assets	246,924

Total of assets	1,118,220

Current Liabilities	391,811
Non-current Liabilities	896,005

Total of liabilities	1,287,816

Shareholder’s deficit	(169,596)

Total of shareholder’s deficit	1,118,220

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

7. Investments in Subsidiaries – Continued

Condensed Statements of Income

Gross operating revenue	187,647
Income taxes and contributions	(6,874)

Net operating revenue	180,773

Cost of services rendered	(247,939)

Gross loss	(67,166)

Operating expenses	(26,726)

Operating loss	(93,892)

Deferred tax and social contribution	235,121

Net income of the period	141,229

The composition of the flows of the investments, as of June 30, 2007, is presented below:

(a) Composition of the investments in subsidiaries companies:

	Gol
	Transportes	GAC	Gol	GTI	Total of
	Aéreos S.A.	Inc.	Finance	S.A.	investments

Balance at December 31, 2006	700,692	478,537	-	-	1,179,229
Capital increase	-	-	-	62,148	62,148
Equity accounting	51,945	28,992	(4,255)	-	76,682
Unrealized hedge results	8,302	-	-	-	8,302
Dividends paid	(11,386)	-	-	-	(11,386)

Balance at March 31, 2007	749,553	507,529	(4,255)	62,148	1,314,975

Capital increase	-	-	-	507,000	507,000
Net patrimony acquired	-	-	-	-	-
Equity accounting	(46,506)	46,428	(995)	142,067	140,993
Unrealized hedge results	5,167	609	-	44	5,820

Balance at June 30, 2007	708,214	554,566	(5,250)	711,259	1,968,788

(b) Relevant information about directly and indirectly controlled companies:

Subsidiaries	Total owned shares	Participation %	Capital stock	Equity	Net income (loss) of subsidiaries

Directly
Gol Transportes Aéreos S.A.	451,072,643	100	526,489	708,214	(15,528)
GAC Inc.	50,000	100	-	554,566	86,675
Gol Finance	50,000	100	-	(5,250)	(2,424)
GTI S.A.	800,000	100	169,148	711,259	141,648

Indirectly
VRG Linhas Aéreas S.A.	307,395,493	100	307,395	(169,596)	141,229

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

7. Investments in Subsidiaries – Continued

(b) Relevant information about direct and indirect controlled companies:

– Continued As part of the process of VRG acquisition, on April 9, 2007, the Company increased capital in the subsidiary GTI S.A in the amount of R$ 507,000 composed by a capital increase in national currency of R$ 107,000 and R$ 400,000 paid in stock of issuance of the Company that were destined to capital reserve.

8. Property, Plant and Equipment

		Consolidated

			06.30.2007		03.31.2007

	Depreciation		Accumulated
	rate	Cost	depreciation	Net value	Net value

Flight equipment
Replacement part kits	20%	329,892	(124,811)	205,081	174,298
Spare engines	20%	88,333	-	88,333	69,442
Aircraft	13%	59,420	(22,841)	36,579	32,724
Tools	10%	6,904	(853)	6,051	5,581
Aircraft and safety
equipment	20%	1,055	(309)	746	752

		485,604	(148,814)	336,790	282,797
Property, plant and
equipment in service
Maintenance Center	7,27%	36,822	(1,962)	34,860	35,304
Software licenses	20%	26,816	(12,292)	14,524	14,567
Work in progress	-	22,088	-	22,088	20,435
Computers and peripherals	20%	17,175	(6,150)	11,025	9,987
Machinery and equipment	10%	13,731	(1,838)	11,893	11,178
Furniture and fixtures	10%	10,424	(2,055)	8,369	7,442
Vehicles	20%	4,948	(1,748)	3,200	2,627
Leasehold improvements	4%	3,645	(2,679)	966	1,255
Facilities	10%	3,509	(573)	2,936	2,860
Communication equipment	10%	1,606	(417)	1,189	1,170

		140,764	(29,714)	111,050	106,825

		626,368	(178,528)	447,840	389,622

Advances for aircraft
acquisition	-	478,864	-	478,864	554,817

		1,105,232	(178,528)	926,704	944,439

Advances for aircraft acquisition refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 74 Boeing 737-800 Next Generation (75 aircraft at March 31, 2006), as further explained in Note 15, and capitalized interest of R$ 32,060 are included (R$ 34,405 at March 31, 2006).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

9. Loans and Financing

	Annual Interest rate	Consolidated

Current:		06.30.2007	03.31.2007

Brazilian Currency
Working capital	11.27%	382,725	176,120
BNDES loan	9.15%	14,644	10,884

		397,369	187,004
Foreign Currency
IFC loan	7.24%	13,077	6,732
Interest on borrowings and financings		17,348	9,786

		30,425	16,518

Total short-term borrowings and financings		427,794	203,522

Long term:
Brazilian Currency
BNDES Loan	9.15%	57,904	61,449
VRG convertible debentures	8.40%	100,000	-

		157,904	61,449
Foreign Currency
Bank loans	5.36%	116,004	123,500
IFC loan	7.24%	86,800	97,589

		202,804	221,089

Senior notes	7.50%	435,015	463,522
Perpetual notes	8.75%	386,680	412,020

		821,695	875,542

Total long-term borrowings and financings		1,182,403	1,158,080

Total borrowings and financings		1,610,197	1,361,602

The long-term financings maturities, except for the perpetual notes, considering the 12-month period from July 1 to June 30 of each year are as follows:

						Beyond
	2009	2010	2011	2012	2013	2013	Total

Brazilian Currency:
BNDES loan	12,405	12,125	11,433	11,494	10,447	-	57,904
VRG convertible
debentures	-	-	-	-	-	100,000	100,000

	12,405	12,125	11,433	11,494	10,447	100,000	157,904

Foreign Currency:
Bank loans	116,004	-	-	-	-	-	116,004
IFC loan	17,360	17,360	17,360	17,360	17,360	-	86,800
Senior Notes	-	-	-	-	-	435,015	435,015

	133,364	17,360	17,360	17,360	17,360	435,015	637,819

Total	145,769	29,485	28,793	28,854	27,807	535,015	795,723

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

9. Loans and Financing – Continued

( a ) Working Capital

At June 30, 2007, the Company maintains twelve short-term credit lines with five financial institutions that allowed borrowings up to R$ 532,000. One of those lines are guaranteed by promissory notes which allow borrowings up to R$ 300,000. At June 30, 2007, the outstanding borrowings under these facilities amounting R$382,725.

( b ) Bonds

The company, through its wholly-owned subsidiary Gol Finance, maintains perpetual notes guaranteed by the Company and GOL. The bonds are denominated in U.S. Dollar, have no fixed final maturity date and are callable at par by the Company after five years of the issuance date and which are senior secured debt obligations. At June 30, 2007, there was R$ 386,680 (US$ 200,748 thousand) outstanding under this facility.

In March 22, 2007, the Company, through its wholly-owned subsidiary Gol Finance, issued senior notes in the amount of R$ 463,545 (US$ 225,000) guaranteed by the Company and GOL. The senior notes due 2017, with an interest rate of 7.50% p.a. which are senior unsecured debt obligations of the Company and GOL. At June 30, 2007, there was R$ 435,015 (US$ 225,841 thousand) outstanding under this facility.

The Company will be used the resource to finances the acquisition of aircraft as a complement to its own cash resources, and to the bank financings guaranteed by assets obtained with the U.S. Exim Bank.

The estimated market values of perpetual notes and senior notes, on June 30, 2007, reflecting the frequent price oscillations of such instruments are shown below:

	Consolidated

	Book Value	Market

Senior notes	435,015	425,276
Perpetual notes	386,680	386,749

( c ) Bank Loans

The Company, through its wholly-owned subsidiary GAC Inc., maintains a mid-term agreement for up to R$ 126,930 (US$ 60,000 thousand) with Credit Suisse guaranteed by promissory notes. The tenor of the loan is 2.7 years with an annual interest rate of 3-month Libor. At June 30, 2007, there was R$ 116,004 (US$ 60,224 thousand) outstanding under this facility.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

9. Loans and Financing – Continued

( d ) Other Financings

The approved BNDES credit line was used to finance a major portion of the construction and expansion of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais, the acquisition of national equipment and materials. The loan has a term of five years with interest of TJLP plus 2.65% p.a. and is guaranteed by accounts receivable. As of June 30, 2007, there was R$ 72,548 (US$ 37,664 thousand) outstanding under this facility.

The financing with the International Finance Corporation (IFC) is being used to acquire aircraft spare parts inventories and working capital. The loan has a term of six years with interest of LIBOR plus 1.875% p.a. and is guaranteed by spare parts. As of June 30, 2007, there was R$ 99,877 (US$ 51,852) outstanding under this facility.

( e ) VRG Convertible Debentures

As of portion of the VRG acquisition, the Company through it wholly-owned subsidiary GTI S.A. become debtor of the debentures issued by VRG on January 17, 2007 with a total and nominal amount of R$ 50,000 each to creditors of Varig S.A. in compliance with obligations specified in the edict of the public auction of judicial alienation of the Varig Productive Unit. These will due in 10 years from the issuance date, if not converted to stocks and with fixed interest rate of 8.4% p.a. paid monthly, and do not have real guarantees. At June 30, 2007, there was R$ 100,000 (US$51,916) outstanding under this facility.

10. Provision for Contingencies

At June 30, 2007, the balance of provision for contingencies amounts R$35,814 (R$31,846 on March 31, 2007). The provisions for contingencies, tax obligations and respective judicial deposits are as follows:

	Consolidated

		06.30.2007		03.31.2007

	Gross	(-) Judicial
	provision	deposits	Provision, net	Provision, net

Labor contingencies	672	(2,519)	(1,847)	(1,231)
Civil contingencies	7,204	(7)	7,197	5,708

	7,876	(2,526)	5,350	4,477

Tax obligations	27,937	(33,689)	(5,752)	(7,244)

Total	35,813	(36,215)	(402)	(2,767)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

10. Provision for Contingencies – Continued

		Contingencies

	Labor	Civil	Total

Balances at March 31, 2007	616	5,715	6,331
Constitution	56	1,489	1,545
Reversal	-	-	-

Balances at June 30, 2007	672	7,204	7,876

a) Tax obligations

The Company is questioning in court the non-assessment of VAT (ICMS) in aircraft and engine imports under operating lease without purchase option in transactions made with lessors headquartered in foreign countries. The Company’s Management understands that these transactions are mere leases in view of the contractual obligation to return the object of the contract, which will never integrate the Company’s assets. Given that there is no circulation of goods, the tax triggering event is not characterized. The estimated aggregated value of the current lawsuits considering the judicial discussion above is R$ 46,386 as of June 30, 2007 (R$ 45,944 as of March 31, 2007) monetarily adjusted and excluding default fees. The Management, based on the evaluation of this subject by its legal advisors and supported by case law judged favorably to contributors by the Supreme Federal Court (STF) in the second quarter of 2007, understands that it is unlikely for the Company to lose these court suits and the accounting practices adopted in the preparation of its financial statements, in line with international standards, do not require provisions for losses.

b) Labor and civil contingencies

There were no significant changes in the status of the labor and civil proceedings related to the financial statements of the year ended December 31, 2006 and in the quarterly information of March 31, 2007.

c) Fiscal obligations

The Company is judicially discussing several aspects regarding the assessment and calculation basis of PIS and COFINS on its operations that were recorded as long-term tax obligations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

11. Transactions with Related Parties

GOL maintains operating agreements with associated companies for passenger and luggage transportation between airports and for the transportation of employees, executed under normal market conditions.

GOL is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, owned by associated company whose agreement expires as of March 31, 2008 and has an annual price restatement clause based on the General Market Price Index (IGP-M).

The balances payable to the associated companies, in the amount of R$ 84 (R$ 127 at March 31, 2006) are included in the suppliers’ balance jointly with third-party operations. The amount of expenses which affected the income for the second quarter of 2007 is R$ 1,923 (R$ 945 in the second quarter of 2006).

12. Shareholders’ Equity

a) Capital Stock

On June 30, 2007, the capital stock of the Company is represented by 107,590,792 common shares and 94,703,717 preferred shares whose the share ownership structure is as follows:

	06.30.2007			03.31.2007
	Common	Preferred	Total	Common	Preferred	Total

ASAS Fund	100.00%	34.15%	69.17%	100.00%	35.79%	71.00%
Others	-	2.82%	1.32%	-	3.04%	1.37%
Market	-	63.03%	29.51%	-	61.17%	27.63%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock at June 30, 2007 is R$ 2,000,000. Within the authorized limit, the Company may, by means of the Board of Directors’ resolution, increase the capital stock regardless of any amendment to the Bylaws, through issue of shares, without keeping any proportion between the different classes of shares. The Board of Directors shall determine the conditions for the issue, including the payment price and period. At the discretion of the Board of Directors, the preemptive right may be excluded, or the period for its exercise be reduced, in the issue of preferred shares, placement of which is made through sale on a stock exchange or by public subscription, or also through the exchange for shares, in a control acquisition public offering, as provided for by the law. Issue of beneficiary parties is prohibited under the terms of the Company’s Bylaws.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

12. Shareholders’ Equity – Continued

a) Capital Stock - Continued

Preferred shares have no voting rights, except concerning the occurrence of specific facts allowed by the Brazilian legislation. These shares have as preference: priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, assuring dividend at least equal to that of common shares.

On April 9, 2007, the Company’s Board of Directors approved a capital increase amounting up to R$ 518,100 by means of the issuance of 8,519,979 preferred shares in order to meet the obligations assumed by its subsidiary GTI S.A. in connection with the buy and sell agreement of the control ownership of VRG Linhas Aéreas S.A.

On June 14, 2007, the Company increased its capital by the issuance of 6,082,220 non-voting preferred shares, of which 6,049,185 amounting R$ 367,851, were used to increase capital in the wholly-owned subsidiary GTI S.A., by the constitution of capital reserve and later transferred to third parties in connection with the buy and sell agreement of the control ownership of VRG Linhas Aéreas S.A.

The quote of the shares of Gol Linhas Aéreas Inteligentes S.A., at June 30, 2007, on the São Paulo Stock Exchange – BOVESPA, corresponded to R$ 63.81 and US$ 32.99 on the New York Stock Exchange – NYSE. The equity value per share at June 30, 2007 is R$ 12.61 (R$ 10.67 at March 31, 2006).

b) Dividends and Interest on Equity

In accordance with the Company’s Bylaws, to the shareholders is guaranteed a mandatory minimum dividend of 25% of the net income for the period adjusted under the terms of the article 202 of the Corporation Law. According to the Board of Directors Meeting of January 29, 2007, it was approved the Dividend Policy for 2007 that, without prejudice to the Company’s’ Bylaws, approved the quarterly distribution of dividends in the fixed amount of R$ 0.35 (thirty five cents of reais), per quarter, per common and preferred shares of the Company. If necessary, the Company will make the year-end supplementary dividend payment.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

12. Shareholders’ Equity – Continued

b) Dividends and Interest on Equity – Continued

The payment of intermediate dividends and interest on shareholder’s equity (JSCP) referring to the second quarter of 2007, is demonstrated as below:

					Income
					during
					quarter

		R$ per lot of 100 shares
Deliberation	Income		Credit	Payment	06.30.2007

Board of Directors Meeting on
June 14, 2007	JSCP	17.20	06/29/2007	08/03/2007	34,792
Board of Directors Meeting on
June 14, 2007	Dividends	20.38	06/29/2007	08/03/2007	41,229

Total of dividends and interest on
shareholder’s equity					76,021

Credit per share (R$ per lot of 100 shares)					37.58
Total shares					202,294,509

The payment of interest on shareholder’s equity will be inputed to the mandatory minimum dividend.

The base income for determining the dividends and the proposed dividends were calculated as follows:

	06.30.2007	06.30.2006

Net income (loss) for the quarter	157,074	98,169
Legal reserve constitution	(7,854)	-

Base income for the determination of the minimum
mandatory dividend	149,220	98,169

Mandatory minimum dividend, equivalent to 25%
of the base income	37,305	24,542

Proposed Dividends:
Interest on shareholder’s equity - R$ 17.20 per lot of 100
shares (R$ 16.34 per lot of 100 shares in 2006)	34,792	32,050
Proposed dividends - R$ 20.38 per lot of 100 shares
(R$ 18.04 per lot of 100 shares in 2006)	41,229	-

Total	76,021	32,050
Income tax (IRRF)	(1,282)	(1,292)

Total, net of income tax	74,739	30,758

The balances of payable interest on shareholder’s equity an dividends at June 30, 2007 are constituted as follows:

Balances at March 31, 2007	72,537

Dividends and interest on shareholder’s equity declared	76,021
Income tax (IRRF)	(1,282)
Payment	(70,708)

Balances at June 30, 2007	76,568

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

13. Cost of Services Rendered, Sales and Administrative Expenses

2Q07	Consolidated

	04.01.2007 to 06.30.2007					04.01.2006 to 06.30.2006

	Cost of Services Rendered	Sales Expenses	Administrative Expenses

				Total	%	Total	%

Aircraft fuel	496,193	-	-	496,193	38.6	283,756	39.2
Salaries, wages and benefits	156,318	-	21,425	177,743	13.8	89,494	12.3
Aircraft leasing	158,366	-	-	158,366	12.3	73,442	10.1
Aircraft and traffic servicing	66,071	-	33,922	99,993	7.8	40,560	5.6
Sales and marketing	-	85,942	-	85,942	6.7	103,630	14.3
Maintenance materials and repair	76,502	-	-	76,502	6.0	34,097	4.7
Landing fees	70,289	-	-	70,289	5.5	31,668	4.4
Depreciation and amortization	20,392	-	2,174	22,566	1.8	15,281	2.1
Other operating expenses	92,573	-	3,833	96,406	7.5	52,745	7.3

	1,136,704	85,942	61,354	1,284,000	100.0	724,673	100

1S07	Consolidated

	01.01.2007 to 06.30.2007					01.01.2006 to 06.30.2006

	Cost of Services Rendered	Sales Expenses	Administrative Expenses

				Total	%	Total	%

Aircraft fuel	857,491	-	-	857,491	38.3	538,062	38.6
Salaries, wages and benefits	270,037	-	39,358	309,395	13.8	168,951	12.1
Aircraft leasing	268,200	-	-	268,200	12.0	139,929	10.0
Sales and marketing	-	162,364	-	162,364	7.3	202,960	14.6
Aircraft and traffic servicing	105,677	-	52,204	157,881	7.1	72,181	5.2
Landing fees	125,261	-	-	125,261	5.6	62,009	4.5
Maintenance materials and repair	122,750	-	-	122,750	5.5	60,212	4.3
Depreciation and amortization	37,990	-	4,169	42,159	1.9	27,676	2.0
Other operating expenses	176,801	-	15,447	192,248	8.6	120,831	8.7

	1,964,207	162,364	111,178	2,237,749	100.0	1,392,811	100.0

At June 30, 2007, aircraft fuel expenses include R$ 8,227, arising from results with derivatives represented by fuel hedge contract results expired in the period and measured as effective to hedge the expenses against fuel price fluctuations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

14. Net Financial Income

	Parent Company		Consolidated

	04.01.2007	01.01.2007	04.01.2007	01.01.2007
	to	to	to	to
	06.30.2007	06.30.2007	06.30.2007	06.30.2007

Financial Expenses:
Interest on loans	(2)	(2)	(39,886)	(66,910)
Foreign exchange variations on liabilities	(17,686)	(36,629)	(12,876)	(18,954)
Losses on financial instruments	-	-	(5,243)	(29,200)
CPMF tax	(1,228)	(1,505)	(4,767)	(7,438)
Monetary variations on liabilities	-	-	(761)	(1,445)
Interest on shareholder’s equity	(34,792)	(68,400)	(34,792)	(68,400)
Other	22	(114)	(12,967)	(22,005)

	(53,686)	(106,650)	(111,292)	(214,352)

Financial income:
Interest and gains on financial investments	7	7	31,941	62,732
Foreign exchange variations on assets	17,182	27,429	37,919	45,248
Gains on financial instruments	10,121	27,618	40,938	98,753
Capitalized interest	-	-	4,089	8,706
Interest on shareholder’s equity	11,387	22,773	-	-
Monetary variations on assets	837	861	1,848	3,436
Others	-	5	5,963	7,783

	39,534	78,693	122,698	226,658

Net financial income	(14,152)	(27,957)	11,406	12,306

	Parent Company		Consolidated

	04.01.2006	01.01.2006	04.01.2006	01.01.2006
	to	to	to	to
	06.30.2006	06.30.2006	06.30.2006	06.30.2006

Financial Expenses:
Interest on loans	-	-	(23,649)	(26,912)
Foreign exchange variations on liabilities	(4,770)	(6,268)	(14,235)	(24,468)
Losses on financial instruments	-	-	(1,481)	(1,709)
CPMF tax	(1,258)	(1,500)	(4,565)	(7,141)
Monetary variations on liabilities	-	-	(968)	(1,387)
Interest on shareholder’s equity	(32,052)	(67,443)	(32,052)	(67,443)
Other	(208)	(211)	(967)	(2,260)

	(38,288)	(75,422)	(77,917)	(131,320)

Financial income:
Interest and gains on financial investments	-	390	15,830	18,556
Foreign exchange variations on assets	-	1,150	13,410	20,071
Gains on financial instruments	12,947	21,375	38,020	69,266
Capitalized interest	-	-	4,355	7,705
Monetary variations on assets	-	-	994	1,473
Others	-	-	1,848	193

	12,947	22,915	74,457	117,264

Net financial income	(25,341)	(52,507)	(3,460)	(14,056)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

15. Commitments

The Company and its subsidiaries lease its operating aircraft and rent airport terminals, other airport facilities, offices and other equipment. At June 30, 2007 the Company and its subsidiaries maintain operational lease agreements on 88 aircraft, being 69 from GOL and 19 from VRG (67 aircraft from GOL at March 31, 2006), with expiration dates from 2007 to 2018.

The obligations under current and long-term debt obligations, due to operating lease commitments and aircraft purchase commitments considering the 12-month period from July 1 to June 30 of each year are demonstrated as below:

						Beyond
	2008	2009	2010	2011	2012	2012	Total

Operating lease
commitments (1)	507,540	394,409	312,547	252,571	210,678	552,409	2,230,154
Pre-delivery deposits (2)	221,493	279,545	311,041	271,962	126,113	2,946	1,213,100
Aircraft purchase
commitments (3)	2,054,183	1,327,258	1,500,076	2,942,438	2,178,798	147,295	10,150,048

Total	2,783,216	2,001,212	2,123,664	3,466,971	2,515,589	702,650	13,593,302

(1)
The future commitments based on the operating lease contracts are denominated in U.S. Dollars. The Company has letters of credit in the amount of R$ 57,703 (US$ 29,957) for aircraft leasing contracts deposits and R$ 163,088 (US$84,668) for engine maintenance deposits.

(2)	The Company makes payments arising from the construction phase for aircraft acquisitions utilizing the proceeds from equity and debt financings, cash flow from operations and supplier financing.

(3)
The Company has a purchase contract with Boeing for acquisition of Boeing 737-800 Next Generation aircraft being currently 74 firm orders and 34 purchase options. The firm orders have an approximate value of R$ 10,150 million (corresponding to approximately US$ 5,269 million) based on the aircraft list price, including estimated amounts for contractual price escalations and pre- delivery deposits during the phase of the aircraft construction. The commitments arising from the aircraft acquisition not include the portion that will be financed by long-term financings with guarantee of the aircraft by the U.S. Exim Bank (Exim), corresponding to approximately 85% of the total cost of the aircraft.

16. Employees

The Company keeps a profit sharing plan and stock option plans. The employee profit sharing plan is linked to the economic and financial results measured with basis on the Company’s performance indicators that assume the achievement of the Company’s, its business units and individual performance goals. At June 30, 2007, considering that the goals established by the Company were not accomplished, no provisions had been accrued.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

16. Employees – Continued

At December 31, 2006, the Board of Directors, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the granting of 113,379 options for the purchase of the Company’s preferred shares at the price of R$ 65.85 per share.

The transactions are summarized below:

	Quantity of	Weighted average
	Stock options	price for the year

Outstanding at December 31, 2007	187,234	40.65
Granted	113,379	65.85
Exercised	(5,823)	37.13

Outstanding at March 31, 2007	294,790	50.44
Granted	-	-
Exercised	-	-

Outstanding at June 30, 2007	294,790	50.44

Quantity of options to be exercised at December 31, 2005	158,353	6.50
Quantity of options to be exercised at December 31, 2006	17,484	33.06
Quantity of options to be exercised at March 31, 2007	49,109	38.51
Quantity of options to be exercised at June 30, 2007	49,109	38.51

The weighted average fair values on the granting dates of the stock options, at June 30, 2007 and March 31, 2007, were R$ 25.47 and R$ 27.74 respectively, and they were estimated based on the Black-Scholes stock option pricing model, assuming a 1.5% dividend payment, an expected volatility of approximately 32.2%, a weighted average risk free rate of 12.4 % and a average maturity of 3.60 years.

The accounting practices adopted in Brazil do not require recognition of compensation expenses through the Company’s stock options. If the Company had recorded in its results the compensation expenses by means of stock options, based on the fair value on the date of the options granting, the income of the second quarter of 2007 would have been R$ 417 lower (R$ 2,027 in the second quarter of 2006 and R$ 3,239 in the year of 2006).

The exercise price interval and the remaining weighted average maturity of the outstanding options, as well as the exercise price interval for the options to be exercised at June 30, 2007 are summarized below:

Outstanding Options				Options to be exercised

	Quantity of	Remaining		Quantity of
	outstanding	weighted	Weighted	options to be	Weighted
Exercise price	options at	average	average	exercised	average
interval	06.30.2007	maturity	exercise price	06.30.2007	exercise price

33.06	82,754	2.50	33.06	30,304	33.06
47.30	98,657	3.50	47.30	18,805	47.30
65.85	113,379	4.50	65.85	-	65.85

33.06 – 65.85	294,790	3.60	50.44	49,109	38.51

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

17. Financial Derivative Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in fuel price and foreign exchange rate risk, in view that its revenues are generated in Reais and the Company has significant commitments in U.S. dollars, credit risks and interest rate risks. The Company uses derivative financial instruments to minimize those risks. The Company maintains a formal risk management policy under the management of its executive officers, its Risk Policy Committee and its Board of Directors.

The management of these risks is performed through control policies, establishing limits, as well as other monitoring techniques, mainly mathematical models adopted for the continuous monitoring of exposures. The exclusive investment funds in which the Company and its subsidiary Gol are quota holders are used as means for the risk coverage contracting according to the Company’s risk management policies.

Airlines are exposed to aircraft fuel price change effects. Aircraft fuel consumption in the second quarter of 2007 and 2006 represented approximately 38.6% and 39.2% of the Company’s operating expenses, sales expenses and administrative expenses, respectively. To manage these risks, the Company periodically uses future contracts, swaps and oil options and its derivatives to manage those risks. The purpose of the fuel hedge is the fuel acquisition operating expenses. As the aircraft fuel is not traded on a commodities exchange, the liquidity and alternatives for contracting hedge operations of that item are limited. However, the Company has found effective commodities to hedge aircraft fuel costs, mainly crude oil. Historically, oil prices have been highly related to aircraft fuel prices, which makes oil derivatives effective in compensating oil price fluctuations, in order to provide short-term protection against sudden fuel price increases. The futures contracts are listed on NYMEX, swaps are contracted with prime international banks and the options can be either those listed on NYMEX or those traded with prime international banks.

The Company also engages in financial derivative instruments agreements contracted with first-tier banks for cash management purposes. The financial derivative instruments are composed of synthetic fixed income option agreements and swaps contracts to obtain the Brazilian overnight deposit rate for investments in securities with fixed-rates or denominated in U.S. Dollars.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

17. Derivative Financial Instruments – Continued

a) Fuel price risk

The Company’s derivatives contracts, at June 30, 2007, are summarized as follows (in thousands, except otherwise indicated):

	06.30.2007	03.31.2007

Fair value of derivative financial instruments at the end of the period	R$ 19,526	R$ 18,756
Average term (months)	4	3
Hedged volume (barrels)	2,011,000	2,366,462

Period ended June 30:	2007	2006

Gains with hedge effectiveness recognized as aircraft fuel expenses	-	R$ 4,367
Gains with hedge ineffectiveness recognized as financial income	R$ 2,428	R$ 16,263
Current percentage of hedged consumption (during the quarter)	56%	55%

The Company utilizes financial derivative instruments for short and long-term time frames and holds position for future months. On June 30, 2007 the Company currently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge approximately 41%, 25%, 10% and 10% of its jet fuel requirements for the third and fourth quarters of 2007, first and second quarters of 2008, respectively, at average crude equivalent prices of approximately US$ 67.4, US$ 72.3, US$ 62.6 e US$ 62.9 per barrel, respectively.

The Company classifies fuel hedge as “cash flow hedge”, and recognizes the changes of market fair value of effective hedges accounted in the shareholder’s equity until the hedged fuel is consumed. The fuel hedge effectiveness is estimated based on correlation statistical methods or by the proportion of fuel purchase expense variations that are offset by the fair market value variation of derivatives. Effective hedge results are recorded as decrease or increase in the cost of acquisition of fuel, and the hedge results that are not effective are recognized as financial income/expenses. Ineffective hedges arise when the change in the value of derivatives is not between 80% and 125% of the hedged fuel value variation. When the aircraft fuel is consumed and the related derivative financial instrument is settled, the unrealized gains or losses recorded in shareholder’s equity are recognized as aircraft fuel expenses. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for recording unrealized gains or losses in the equity. As financial derivative instruments become ineffective, the agreements are recognized in the result of the period.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

17. Derivative Financial Instruments – Continued

a) Fuel price risk – Continued

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the recent volatility in the prices of refined products. When the Company determines that specific hedges will not regain effectiveness in the time period remaining until settlement, any changes in fair value of the derivative instruments are recognized in the result in the period which the change occurs.

During the quarter ended on June 30, 2007, the Company recognized R$ 2,428 (US$ 1,260) of additional gains in financial income (expenses), net, related to the ineffectiveness of its hedges and losses in accounting of certain hedge instruments. The Company also recognized R$ 175 (US$ 91) related to losses within the ineffective portion of the contracted hedges for future competences. As of June 30, 2007 there was an unrealized gain of R$ 17,537 (US$ 9,011) referring to the effective portion of the contracted hedges for future competences recorded in shareholders’s equity. Also, there were derivative transactions not designated as hedges for which the change in fair value during the period was R$ (680) which was recorded in other expenses.

The fair market value of swaps is estimated by discounted cash flow methods, and the fair value of the options is estimated by the Black-Scholes model adapted to commodities options.

Market risk factor: Jet fuel price
Exchange market
Future contracts bought

	3Q07	4Q07	1Q08	2Q08	Total

Nominal volume in barrels (thousands)	949	588	234	240	2,011
Nominal volume in liters (thousands)	149,942	92,904	36,972	37,920	317,738

Future agreed rate per barrel
(USD)*	67.37	72.30	62.63	62.88	67.72

Total in Reais **	123,147	81,892	28,227	29,066	262,332

*	Weighted average between the strikes of the collars and callspreads.
**	The exchange rate at 06/30/2007 was R$ 1.9262 / US$ 1.00

b) Exchange rate risk

On June 30, 2007 the main assets and liabilities denominated in foreign currency recorded in the balance sheet are related to aircraft leasing and acquisition operations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

17. Derivative Financial Instruments – Continued

b) Exchange rate risk – Continued

The Company’s foreign exchange exposure at June 30, 2007 and 2006 is set forth below:

	Consolidated

	06.30.2007	03.31.2007

Assets
Cash, cash equivalents and financial investments	1,217,681	1,260,264
Deposits for aircraft leasing contracts	240,316	266,224
Prepaid leasing expenses	20,630	21,271
Others	46,668	46,197

	1,525,295	1,593,956
Liabilities
Foreign suppliers	37,806	23,306
Operating leases payable	13,582	33,636

	51,388	56,942

Foreign exchange exposure in R$	1,473,907	1,537,041

Total foreign exchange exposure in US$	765,189	749,617

Obligations not recorded in the balance sheet
Future obligations in US$ arising from operating
lease agreements	2,230,154	1,894,194
Future obligations in US$ arising from firm orders
for aircraft purchase	10,150,048	10,938,544

	12,380,202	12,832,738

Total foreign exchange exposure in R$	13,854,109	14,369,752

Total foreign exchange exposure in US$	7,192,456	7,008,268

The foreign exchange exposure concerning amounts payable resulting from operating leases, insurances, maintenance, and the exposure to fuel price variations caused by the foreign exchange rate are managed by hedge strategies with U.S. Dollar futures contracts and U.S. Dollar options listed on BM&F (Brazilian Mercantile and Futures Exchange). The expenses accounts that are the purpose of foreign exchange rate hedge are: fuel expenses, lease, maintenance, insurance and international IT services.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

17. Derivative Financial Instruments – Continued

b) Exchange rate risk – Continued

Company’s Management believes that the derivatives it uses are extremely correlated to the U.S. Dollar/Real foreign exchange rate variation in order to provide short-term protection to foreign exchange rate changes. The Company classifies hedge for exposure to U.S. Dollar variations as “cash flow hedge” and recognizes the fair market value variations of highly effective hedges in the same period the estimated expenses which are the purpose of the hedge occur. The market value changes of the highly effective hedges are recorded in Financial Revenues or Expenses until the period the hedged item is recognized, then they are recognized as decrease or increase in incurred expenses. The market value changes of hedges that are not highly effective are recognized as financial revenue or expense. The U.S. Dollar hedge effectiveness is estimated by statistical correlation methods or by the proportion of expenses variation that are offset by the fair market value variation of the derivatives.

The fair market value of swaps is estimated by discounted cash flow methods; the fair value of options is estimated by the Black-Scholes method adapted to the currency options; and the futures fair value refers to the last owed or receivable adjustment already accounted and not settled yet.

The Company uses short-term financial derivative instruments. The following table summarizes the position of the foreign exchange derivative contracts (in thousands, except otherwise indicated):

	06.30.2007	03.31.2007

Fair value of financial derivative instruments at year end	R$ 916	R$ 4,310
Longuest remaining term (months)	6	2
Hedged volume	R$ 355,480	R$ 385,112

Period ended June 30:	2007	2006

Hedge effectiveness gains (losses) recognized in operating expenses	R$ (8,305)	R$ 1,408
Hedge ineffectiveness losses recognized in other income	R$ (1,219)	-
Percentage of expenses hedged during year	50%	50%

On June 30, 2007, the unrealized losses measured as effective in “Accumulated other comprehensive income” totalized R$ (4,180), net of taxes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

17. Derivative Financial Instruments – Continued

b) Exchange rate risk – Continued

Market risk factor: Exchange rate
Exchange market
Future agreements bought

	3Q07	4Q07	Total

Nominal value in U.S. Dollars	115,550	69,000	184,550
Future agreed rate	2.12	2.33	2.20

Total in Reais	244,793	160,998	405,790

c) Credit risk of financial derivative instruments

The derivative financial instruments used by the Company are conducted with top quality credit counterparts, AA+ or better rated international banks, according to Moody’s and Fitch agencies or international futures exchange or the Brazilian Mercantile and Futures Exchange (BM&F). The Company believes that the risk of not receiving the owed amounts by its counterparts in the derivatives operations is not material.

d) Interest rate risk

The Company’s results are affected by fluctuations in international interest rates in U.S. Dollar due to the impact of such changes in expenses of operating lease agreements. At June 30, 2007, there were no open hedge contracts for the international interest rate risk.

The Company’s results are affected by changes in the interest rates in Brazil, both those applicable to deposits and liabilities in Real and those applicable to U.S. Dollar indexed securities, due to the impact of such changes on the market value of financial derivative instruments conducted in Brazil, on the market value of prefixed securities in real and on the remuneration of the cash balance and financial investments. The Company uses Interbank Deposit futures of the Brazilian Mercantile and Futures Exchange (BM&F) solely to protect itself from domestic interest rate impacts on the prefixed portion of its investments. On June 30, 2007, the nominal value of Interbank Deposit futures contracts with the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$ 61,450 with periods of up to 6 months, with a fair market value of R$ 24, corresponding to the last owed or receivable adjustment, already received and not yet settled. The total variations in market value, payments and receivables related to the DI futures are recognized as increase or decrease in financial incomes in the same period they occur.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

17. Derivative Financial Instruments – Continued

e) Derivatives contracts applied in cash management

The Company utilizes financial derivatives instruments for cash management purposes. The Company enters into option contracts known as boxes with first tier banks and registered in the Brazilian CETIP clearing house with the objective of investing cash at fixed rates. As of June 30, 2007, the total amount invested in boxes was R$ 62,452 with average term of 142 days. The Company utilizes swaps contracts with first-tier banks to change the remuneration of part of its short term investments to the Brazilian overnight deposit rate, the CDI. Investments in box combinations are swapped from fixed rates to a percentage of the CDI and investments in U.S. Dollar denominated securities are swapped from U.S. Dollar based remuneration to Reais plus a percentage of CDI rate. As of June 30, 2007, the notional amount of fixed-rate swaps to CDI was R$ 61,450 with a fair value of R$ 24; and the notional amount of currency swaps to CDI was R$ 251,678 with a fair value or R$ 19,423. The changes in fair value of these swaps is reflected in the results in the period of change.

18. Insurance Coverage

Management holds an insurance coverage in amounts that it deems necessary to cover possible accidents, due to the nature of its assets and the risks inherent to its activity, observing the limits established in lease agreements. On June 30, 2007 the insurance coverage, by nature, considering GOL’s and VRG’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type	R$ (000)	US$ (000)

Warranty – Hull	4,776,385	2,479,693
Civil Liability per occurrence/aircraft	3,370,850	1,750,000
Warranty –Hull/War	4,776,385	2,479,693
Inventories	414,133	215,000

By means of Law 10,605, as of December 18, 2002, the Brazilian government undertook to supplement possible civil liability expenses against third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL and VRG may be demanded, for the amounts that exceed the insurance policy limit effective at September 10, 2001, limited to the equivalent in reais to one billion U.S. Dollar.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period April 1 to June 30, 2007 and 2006
(In thousands of reais)

19. Subsequent events

On July 4, 2007, GOL effectuated a long term borrowing agreements for R$ 14,000 (US$ 7,330 thousand) with the BDMG (the Minas Gerais Development Bank). The BDMG credit line will be used to finance a portion of the investments and operational expenses of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais. The loan has a term of five years with interest of IPCA plus 6% p.a. (approximately 9.7% p.a.) and is guaranteed by the Company by receivable accounts from travel agencies.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Periods from April 01 to June 30, 2007 and 2006 and
from January 01 to June 30, 2007 and 2006
(In thousands of reais)

APPENDIX I – CASH FLOW STATEMENTS

	Parent Company

	04.01.2007	04.01.2006	01.01.2007	01.01.2006
	to	to	to	to
	06.30.2007	06.30.2006	06.30.2007	06.30.2006

Net income for the period	157,074	98,169	248,652	258,847
Adjustments to reconcile net income to net cash provided
by operating activities:
Deferred income taxes	6,607	(4,765)	9,080	(14,477)
Equity accounting	(140,993)	(89,653)	(217,675)	(234,141)
Prepaid expenses, taxes recoverable and other receivables	(20,469)	(176)	(34,801)	(1,882)
Credits with related companies	(40,692)	-	(22,962)	-
Suppliers	101	584	(84)	584
Taxes payable	16,525	(14,033)	(15,161)	(13,045)
Dividends and interest on shareholder’s equity	(1,283)	(32,052)	(2,663)	(75,522)
Other liabilities	(10,070)	(977)	(7,233)	(770)

Net cash used in operating activities	(33,200)	(42,903)	(42,847)	(80,406)

Investing activities:
Short-term investments	168,961	(188,676)	296,076	(138,866)
Investments in permanent assets	(144,969)	392,865	(197,691)	330,463
Dividends receivable	36,741	-	36,741	-
Deferred	-	-	(274)	-

Net cash generated in investment activities	60,733	204,189	134,852	191,597

Financing activities:
Capital increase	2,009	238	2,224	1,977
Total comprehensive income, net of taxes	5,835	(2,914)	14,137	(656)
Dividends and interest on shareholder’s equity paid	(70,708)	(82,076)	(113,468)	(39,940)

Net cash used in financing activities	(62,864)	(84,752)	(97,107)	(38,619)

Net cash addition (reduction)	(35,331)	76,534	(5,102)	72,572
Cash and cash equivalents at the beginning of the period	166,561	32,670	136,332	36,632

Cash and cash equivalents at the end of the period	131,230	109,204	131,230	109,204

Transactions not affecting cash
Additional information:
Interests paid for the period	2	-	2	-
Income tax and social contribution paid for the period	-	-	-	-
Issuance of shares for VRG acquisition	367,851	-	367,851	-

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Periods from April 01 to June 30, 2007 and 2006 and
from January 01 to June 30, 2007 and 2006
(In thousands of reais)

APPENDIX I – CASH FLOW STATEMENTS

	Consolidated

	04.01.2007	04.01.2006	01.01.2007	01.01.2006
	to	to	to	to
	06.30.2007	06.30.2006	06.30.2007	06.30.2006

Net income for the period	157,074	98,169	248,652	258,847
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	22,604	15,282	42,197	27,677
Provision for doubtful accounts receivable	2,284	783	5,401	1,701
Capitalized interest	1,007	-	2,344	-
Deferred income taxes	(233,297)	(3,877)	(236,268)	(20,552)
Variations in operating assets and liabilities:
Receivables	(70,510)	21,734	(59,738)	6,551
Inventories	(12,338)	(11,021)	(60,435)	(8,377)
Credits with lessors	7,318	-	60,738	-
Prepaid expenses, taxes recoverable and other receivables	(34,473)	(25,680)	(41,375)	(38,004)
Suppliers	76,592	(24,154)	58,564	(27,422)
Air traffic liability	86,493	44,154	(4,891)	11,896
Smiles mileage program	(7,455)	-	(7,455)	-
Taxes payable	71	(9,558)	(39,703)	14,650
Payroll and related charges	15,302	30,285	31,937	18,442
Provisions for contingencies	(3,511)	501	(1,082)	(4,080)
Dividends and interest on shareholder’s equity	(1,282)	(32,052)	(2,662)	(75,522)
Other liabilities	(33,507)	(41,980)	(58,858)	(55,494)

Net cash generated (used) in operating activities	(27,628)	62,586	(62,634)	110,313
Investing activities:
Financial investments	65,601	(80,733)	92,180	(67,277)
Investments	(200,375)	(704)	(200,322)	(567)
Deposits for leasing contracts	(45,664)	(20,759)	(38,840)	(19,931)
Deferred	(15,049)	(9,578)	(20,700)	(12,497)
Property, plant and equipment acquisition includes deposits
for aircraft acquisition	(5,838)	(139,414)	(175,777)	(237,993)
Others	6,325	-	6,325	-

Net cash used in investment activities	(195,000)	(251,188)	(337,134)	(338,265)

Financing activities:
Short term borrowings	147,919	568,845	641,852	619,288
Capital increase	2,009	238	2,224	1,977
Total comprehensive income, net of taxes	5,835	(2,914)	14,137	(656)
Dividends and interest on shareholder’s equity paid	(70,708)	(115,782)	(113,468)	(73,646)

Net cash generated in financing activities	85,055	450,387	544,745	546,963

Net cash addition	(137,573)	261,785	144,977	319,011
Cash and cash equivalents at the beginning of the period	982,540	186,530	699,990	129,304

Cash and cash equivalents at the end of the period	844,967	448,315	844,967	448,315

Transactions not affecting cash
Additional information:
Interests paid for the period	39,886	23,649	66,910	26,912
Income tax and social contribution paid for the period	(5,289)	52,516	22,811	129,325
Issuance of shares for VRG acquisition	367,851	-	367,851	-
Goodwill valued on shareholder’s deficit of VRG	412,317	-	412,317	-

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Periods from April 01 to June 30, 2007 and 2006 and
from January 01 to June 30, 2007 and 2006
(In thousands of reais)

APPENDIX II– VALUE ADDED STATEMENTS

	Parent Company

	04.01.2007	04.01.2006	01.01.2007	01.01.2006
	to	to	to	to
	06.30.2007	06.30.2006	06.30.2007	06.30.2006

REVENUES
Passenger, cargo and other transportation
revenues	-	-	-	-
Provision for doubtful accounts receivable	-	-	-	-

INPUT ACQUIRED FROM THIRD PARTIES
(includes ICMS and IPI)
Fuel and lubricant suppliers	-	-	-	-
Material, energy, third-party services and others	2,048	(2,960)	(386)	(4,707)
Aircraft insurance	-	-	-	-
Sales and marketing	-	-	-	-

GROSS VALUE ADDED	2,048	(2,960)	(386)	(4,707)

RETENTIONS
Depreciation and amortization	-	-	-	-

NET VALUE ADDED GENERATED BY THE
COMPANY	2,048	(2,960)	(386)	(4,707)

VALUE ADDED RECEIVED IN TRANSFER
Results of the Corporate Interest	140,993	89,653	217,675	234,141
Interest income (expense)	(14,150)	(25,341)	(27,955)	(52,507)

TOTAL VALUE ADDED TO BE
DISTRIBUTED	128,889	61,352	189,332	176,927

VALUE ADDED DISTRIBUTION
Employees	-	-	-	-
Government	(6,607)	4,765	(9,080)	14,477
Financing companies	(2)	-	(2)	-
Leasers	-	-	-	-
Shareholders	(76,021)	(43,470)	(149,737)	(75,971)
Reinvested	(46,261)	(22,647)	(30,515)	(115,433)

TOTAL DISTRIBUTED VALUE ADDED	(128,891)	(61,352)	(189,334)	(176,927)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Periods from April 01 to June 30, 2007 and 2006 and
from January 01 to June 30, 2007 and 2006
(In thousands of reais)

APPENDIX II– VALUE ADDED STATEMENTS – Continued

	Consolidated

	04.01.2007	04.01.2006	01.01.2007	01.01.2006
	to	to	to	to
	06.30.2007	06.30.2006	06.30.2007	06.30.2006

REVENUES
Passenger, cargo and other transportation
revenues	1,191,411	877,615	2,271,927	1,774,464
Provision for doubtful accounts receivable	(2,284)	(783)	(15,767)	(6,591)

INPUT ACQUIRED FROM THIRD PARTIES
(includes ICMS and IPI)
Fuel and lubricant suppliers	(496,193)	(283,756)	(857,491)	(538,062)
Material, energy, third-party services and others	(301,760)	(139,544)	(498,327)	(253,313)
Aircraft insurance	(11,166)	(6,358)	(21,574)	(12,826)
Sales and marketing	(85,809)	(103,630)	(162,364)	(202,960)

GROSS VALUE ADDED	294,199	343,544	716,404	760,712

RETENTIONS
Depreciation and amortization	(22,566)	(15,281)	(42,159)	(27,676)

NET VALUE ADDED GENERATED BY THE
COMPANY	271,633	328,263	674,245	733,036

VALUE ADDED RECEIVED IN TRANSFER
Interest income (expense)	51,292	20,189	79,216	12,856

TOTAL VALUE ADDED TO BE
DISTRIBUTED	322,925	348,452	753,461	745,892

VALUE ADDED DISTRIBUTION
Employees	(177,743)	(89,494)	(309,395)	(168,951)
Government	203,465	(83,365)	133,768	(176,193)
Financing companies	(39,886)	(23,649)	(66,910)	(26,912)
Leasers	(186,479)	(85,827)	(330,672)	(182,432)
Shareholders	(76,021)	(43,470)	(149,737)	(75,971)
Reinvested	(46,261)	(22,647)	(30,515)	(115,433)

TOTAL DISTRIBUTED VALUE ADDED	(322,925)	(348,452)	(753,461)	(745,892)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 09, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.